UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

WINDTAMER CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class Securities)

97381X 102
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes).

CUSIP No. 9738X102
SCHEDULE 13G

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

Gerald E. Brock

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization.

United States

Number of Shares	5.	Sole Voting Power	49,470,000
Beneficially Owned by	6.	Shared Voting Power	1,240,000
Each Reporting Person	7.	Sole Dispositive Power	49,470,000
	8.	Shared Dispositive Power	1,240,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

50,710,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row 9.

62.0%

12.	Type of Reporting Person (See Instructions).

IN

Item 1	(a)	Name of Issuer:

WindTamer Corporation

	(b)	Address of Issuer's Principal Executive Offices:

6053 Ely Avenue, Livonia, New York 14487

Item 2	(a)	Name of Person Filing:

Gerald E. Brock

	(b)	Address of Principal Business Office:

6053 Ely Avenue, Livonia, New York 14487

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, Par Value $0.0001

	(e)	CUSIP Number: 97381X 102

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:	50,710,000[1]
(b)	Percent of class:	62.0%
(c)	(i) sole power to vote or to direct the vote:	49,470,000

	(ii) shared power to vote or to direct the vote:	1,240,000

	(iii) sole power to dispose or to direct the disposition of:	49,470,000

	(iv) shared power to dispose or to direct the disposition of:	1,240,000

__________________________
1 This calculation is based upon 80,950,000 shares of common stock issued and outstanding on February 10, 2009, plus the number of shares of Common Stock deemed outstanding pursuant to SEC Rule 13d-3(d)(1). Shares of common stock subject to options exercisable within 60 days of February 10, 2009 are deemed outstanding for purposes of computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

The presently reported amount of beneficial ownership includes an aggregate of 440,000 shares held by Mr. Brock’s wife and daughter and an aggregate of 800,000 shares underlying options held by his wife and daughter. This filing should not be construed as an admission that Gerald E. Brock is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by this statement which are attributable to the shares and unexercised options held by his daughter and wife. He does not have voting or dispositive power over those shares and disclaims their beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

	By:	/s/ Gerald E. Brock
Name: Gerald E. Brock
Title: Chief Executive Officer